February 23, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Li3 Energy, Inc. Registration Statement on S-1, as amended Initially filed July 1, 2011 File No. 333-175329

Ladies and Gentlemen:

Li3 Energy, Inc. hereby withdraws its February 22, 2012 request that the Securities and Exchange Commission (“SEC”) accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended. We understand that the SEC Staff may have further comments, including comments on the interim financial information as of, and for the period ending, December 31, 2011, which was new in Amendment No. 6 to the Registration Statement.

Very truly yours,

Li3 ENERGY, INC.

By: _____________________________

Luis Saenz, Chief Executive Officer

Av. Pardo y Aliaga 699, Of. 802

San Isidro, Lima, Peru